Exhibit 99.4

VIA optronics AG c/o GFEI AG Ostergrube 11 30559 Hannover E-Mail: namensaktien@gfei.de

REVOCATION OF PROXY AUTHORIZATION

for shareholder’s number for ordinary shares in VIA optronics AG

I/We hereby revoke
Authorizing person’s name

☐	the proxy authorization I/we issued to the Company proxies of VIA optronics AG
☐	the proxy authorization I/we issued to
Mr./Ms.
Authorized representative’s name

resident in
Town/City of residence

to represent me/us at the Annual General Meeting of VIA optronics AG convened for December 29, 2022 and to exercise my/our voting rights.

Place, Date	Authorizing person’s signature or other completion of the declaration in accordance with Section 126b of the German Civil Code (BGB)

Notes:

-Should you wish to revoke a proxy issued to the Company proxies, please send your revocation no later than December 28, 2022, 24:00 hours (CET) - time of receipt - to the following address:

VIA optronics AG

c/o GFEI AG

Ostergrube 11

30559 Hannover

E-Mail: namensaktien@gfei.de

-

Revocations of proxy must be made in text form (Section 126b of the German Civil Code (BGB)) unless the proxy is given to banks or other persons or institutions with equivalent status pursuant to Section 135 of the German Stock Corporation Act (AktG) as well as to shareholders' associations or other persons with equivalent status pursuant to Section 135  of the German Stock Corporation Act (AktG).

Should you wish to revoke a proxy issued to an authorized representative you may notify the authorized representative of such revocation or alternatively notify the company. Should you wish to notify the company of such revocation, please forward your revocation up to December 28, 2022, 24:00 hours (CET) - time of receipt - to the following address:

VIA optronics AG

c/o GFEI AG

Ostergrube 11

30559 Hannover

E-Mail: namensaktien@gfei.de